Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10912

OFFERING CIRCULAR SUPPLEMENT NO. 4

Date of Qualification of Original Offering Circular: November 5, 2018

Date of Qualification of Post-Qualification Amendment No. 4: January 14, 2020

May 4, 2021

AHP Servicing LLC

440 S. LaSalle Street

Suite 110

Chicago, Ilinois 60605

(866) 247-8326

This document (the “Supplement”) supplements the Offering Circular of AHP Servicing LLC (the “Company”) dated October 3, 2018, as amended on January 14, 2020 and supplemented October 2, 2020 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Increase in Offering Amount

The amount the Company is seeking to raise in the Offering has been increased from $50,000,000 to $75,000,000.